UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For May 25, 2026

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony”)

Harmony reports a tragic loss-of-life incident at Mponeng mine

Johannesburg, Monday, 25 May 2026. Harmony Gold Mining Company Limited (“Harmony” or the “Company”) regrets to report a tragic shaft engineering‑related incident at its Mponeng mine near Carletonville yesterday morning, resulting in the loss of two employees’ lives.
We extend our deepest condolences to the families of the deceased. Management is providing the necessary support to the families and affected employees during this difficult time.
All relevant stakeholders have been notified. An investigation, led by the Department of Mineral and Petroleum Resources (DMPR), is underway.

"We are deeply saddened by this tragic loss of life. Our thoughts and heartfelt condolences are with the families, friends and colleagues of our employees during this very difficult time. The safety and well-being of our people remain our highest priority, and we are committed to fully understanding the circumstances of this incident, learning from it, and doing everything possible to prevent a recurrence," said Beyers Nel, Chief Executive Officer of Harmony.

Ends.

For more details contact:

Chipo Morapedi-Mrara
Head of Communications
+27 (0)60 571 0797

Jared Coetzer
Head of Investor Relations
+27 (0)82 746 4120

Mashego Mashego
Executive Director
+27 (0)82 767 1072

25 May 2026

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: May 25, 2026	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director